                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        MERIDIAN INSURANCE GROUP, INC.
                      (Name of Subject Company (Issuer))

               AMERICAN UNION INSURANCE COMPANY (OFFEROR PARENT)
          MERIDIAN INSURANCE GROUP ACQUISITION CORPORATION (OFFEROR)
                     (Names of Filing Persons (Offerors))

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  589644-10-3
                     (CUSIP Number of Class of Securities)

                              Gregory M. Shepard
                          303 East Washington Street
                          Bloomington, Illinois 61701
                          Telephone:  (309) 557-1210
                          Facsimile:  (309) 827-0303

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                              Eric M. Fogel, Esq.
                         Duane, Morris & Heckscher LLP
                          227 West Monroe, Suite 3400
                            Chicago, Illinois 60606
                           Telephone: (312) 499-6700
                          Facsimile:  (312) 499-6701

                           Calculation of Filing Fee


     -----------------------------------------------------------------
          Transaction valuation*              Amount of filing fee
              $125,880,220.00                      $25,176.04
     -----------------------------------------------------------------

     * For purposes of calculating filing fee only. This amount is based on the offer to purchase all of the outstanding shares of common stock, no par value, of Meridian Insurance Group, Inc. (the "Shares"), at a purchase price per Share of $20.00 cash per Share, 7,852,411 Shares issued and outstanding as of June 30 , 2000 (as reported in Meridian Insurance Group, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
     2000), less 1,588,400 Shares owned by Gregory M. Shepard, the President of offeror and the President of offeror's parent. The amount of the filing fee, which was calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

     Amount Previously Paid:  _______________________________________________
     Form or Registration No.:_______________________________________________
     Filing Party:___________________________________________________________
     Date Filed: ____________________________________________________________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by American Union Insurance Company, an Illinois stock insurance company ("Parent"), and Meridian Insurance Group Acquisition Corporation, an Illinois corporation and a wholly owned subsidiary of Parent ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value per share, ("Common Stock" or the "Shares") of Meridian Insurance Group, Inc., an Indiana corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference to Items 1-9 and 11 of Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1.  Summary Term Sheet.

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the subject company is Meridian Insurance Group, Inc., an Indiana corporation. The Company's principal executive offices are located at 2955 North Meridian Street, P.O. Box 1980, Indianapolis, Indiana 46206-1980 and its telephone number is (317) 931-7000.

(b)  The information set forth in the Offer to Purchase under "Introduction" and
Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase under "Introduction,"
Section 1 ("Terms of the Offer; Expiration Date") and Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a), (b) and (c) The information set forth in the Offer to Purchase under "Introduction," and Section 9 ("Certain Information Concerning Purchaser, Shepard and Parent") to the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)(1)(i)-(v) The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.

(a)(1)(vi)-(vii)  The information set forth in the Offer to Purchase under
Section 3 ("Procedures for Accepting the Offer and Tendering Common Shares") and
Section 4 ("Withdrawal Rights") is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under Section 2 ("Acceptance for Payment and Payment for Common Shares") is incorporated herein by reference.

(a)(1)(ix)-(xi)  Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under Section 5 ("Material Federal Income Tax Consequences") is incorporated herein by reference.

(a)(2)  Not applicable.

Item 5.  Past Contacts, Transaction, Negotiations and Agreements.

(a) and (b) The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning Purchaser; Shepard and Parent"), Section 11 ("Background of the Offer; Contacts with the Company"), and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1)-(7) The information set forth in the Offer to Purchase under the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the Offer to Purchase under
Section 10 ("Source and Amount of Funds") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Purchaser, Shepard and Parent"), and Section 11 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in the Offer to Purchase under "Introduction" and
Section 16 ("Fees and Expenses") is herein incorporated by reference.

Item 10. Financial Statements.

(a) The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1998 (attached hereto as Exhibit 99.1).

(b) The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1999 (attached hereto as Exhibit 99.2).

(c) The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for the six months ended June 30, 2000 (attached hereto as Exhibit 99.3).

Neither Offeror nor Parent is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Items (a) and (c) above have not been audited. The audit of Item (b) above is expected to be completed by September 30, 2000, and will be furnished upon completion.

Item 11. Additional Information.

(a)  The information set forth in the Offer to Purchase under "Introduction,"
Section 1 ("Terms of the Offer; Expiration Date"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations"), Section 15 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation"), and
Section 16 ("Fees and Expenses") is herein incorporated by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(A) Offer to Purchase, dated August 31, 2000

(a)(1)(B) Letter of Transmittal

(a)(1)(C) Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G) Press Releases issued by Parent, dated August 30, 2000.

(b)       None or not applicable.

(d)       None or not applicable.

(g)       None or not applicable.

(h)       None or not applicable.

99.1 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1998.

99.2 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1999.

99.3 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for the six months ended June 30, 2000.

Item 13.  Information Required by Schedule 13E-3.

Not Applicable.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2000

                                    AMERICAN UNION INSURANCE COMPANY


                                    /s/ Gregory M. Shepard
                                    -----------------------
                                    (Signature)

                                    Gregory M. Shepard, President
                                    ------------------------------
                                    (Name and Title)

                                    August 30, 2000
                                    -----------------
                                    (Date)


                                    MERIDIAN INSURANCE GROUP ACQUISITION
                                    CORPORATION


                                     /s/ Gregory M. Shepard
                                    -----------------------
                                    (Signature)

                                    Gregory M. Shepard, President
                                    ------------------------------
                                    (Name and Title)

                                    August 30, 2000
                                    ----------------
                                    (Date)
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                                 EXHIBIT INDEX

Exhibit        Page

(a)(1)(A)      Offer to Purchase, dated August 31, 2000

(a)(1)(B)      Letter of Transmittal

(a)(1)(C)      Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)      Press Releases issued by Parent, dated August 30, 2000.

(b)            None or not applicable.

(d)            None or not applicable.

(g)            None or not applicable.

(h)            None or not applicable.

99.1 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1998.

99.2 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for 1999.

99.3 The statutory financial statement of Parent (without schedules), as filed with the Illinois Department of Insurance for the six months ended June 30, 2000.